UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 5)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
THERMA-WAVE, INC.
(Name of Subject Company)
THERMA-WAVE, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
Series B Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
88343A108 (Common Stock)
None (Series B Preferred Stock)
(CUSIP Number of Class of Securities)
Joseph J. Passarello
Senior Vice President and
Chief Financial Officer
1250 Reliance Way
Fremont, California 94539
(510) 668-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Michael C. Phillips, Esq.
Michael O’Bryan, Esq.
Morrison & Foerster llp
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Therma-Wave, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated January 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of (1) the Company’s common stock (“Common Stock”), at a per share purchase price of $1.65 in cash, and (2) the Company’s Series B Preferred Stock (“Series B Preferred Stock”), at a per share purchase price of $1.65 in cash per share of Common Stock into which each share of Series B Preferred Stock is convertible at the time of the consummation of the tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2007, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 5 except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “The initial period of the Offer expired at 12:00 Midnight, New York City time, on Thursday, May 17, 2007. According to Computershare Shareholder Services, Inc., the depositary for the Offer, as of the expiration of the Offer 32,830,254 shares of the Company’s Common Stock were validly tendered pursuant to the Offer (including shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) and all of the 10,400 shares of the Company’s Series B Preferred Stock were validly tendered pursuant to the Offer.
     In accordance with the terms of the Offer, KLA-Tencor accepted for payment all shares that were validly tendered and not withdrawn. The shares accepted for payment by KLA-Tencor represent approximately 88.1% of the Company’s outstanding Common Stock and 100% of the Company’s outstanding Series B Preferred Stock.
     On May 18, 2007, the Company announced the results of the Offer, and KLA-Tencor commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on May 24, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $1.65 per Share in cash. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. A copy of press release announcing results of the Offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.
     At the request of KLA-Tencor and pursuant to the Merger Agreement, certain directors of the Company resigned from the Board of Directors of the Company and each of its subsidiaries effective as of May 18, 2007. On May 18, 2007, the Board of Directors of the Company appointed Messrs. Shubham Maheshwari, Jorge Titinger, Brian Trafas and Laurence Wagner as

directors of the Company. Such individuals were designated for appointment as directors by KLA-Tencor pursuant to the Merger Agreement, and their appointment provides KLA-Tencor with majority representation on the Board of Directors of the Company. A copy of press release announcing that KLA-Tencor assumed majority representation of the Board of Directors of the Company is attached hereto as Exhibit (a)(1)(M) and is incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(L)	Press Release issued by Therma-Wave, Inc. dated May 18, 2007.

(a)(1)(M)	Press Release issued by Therma-Wave, Inc. dated May 18, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 18, 2007

By:	/s/ Joseph J. Passarello
Name: Joseph J. Passarello
Title: Senior Vice President and
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(L)	Press Release issued by Therma-Wave, Inc. dated May 18, 2007.

(a)(1)(M)	Press Release issued by Therma-Wave, Inc. dated May 18, 2007.